Exhibit 21

List of Subsidiaries

Millstream Ventures, Inc. (the “Company”) owns and holds all of the outstanding shares of Green River Resources Corp., an Alberta Canada corporation (“GRC”), which is a wholly owned subsidiary of the Company.  In turn, GRC owns all of the outstanding shares of Green River Resources, Inc., a Utah corporation, which is a wholly owned subsidiary of GRC.